

Mail Stop 7010

February 5, 2009

China Opportunity Acquisition Corp.
Attention: Harry Edelson, Chief Executive Officer
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677

Re: Golden Green Enterprises Limited/China Opportunity Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 29, 2009
File No. 333-155312

Dear Messrs. Edelson and Ying:

We have reviewed your filing and have the following comment.

Summary of the Proxy Statement/Prospectus, page 9

Interests of COAC's Directors, Officers and Others in the Merger, page 15

1.   Regarding comment one in our letter dated January 15, 2009, your response to does not describe the kinds of transactions you believe COAC could still properly engage in to incentivize investors to vote for the transaction, except to suggest that such transactions would be "non-monetary" (presumably because of the trust account restrictions). As previously requested, please provide us with a description of such transactions, as well as your analysis as to why you believe such transactions would not have the effect of constituting a waiver. In doing so, please set forth any significant assumptions underlying your analysis and please avoid conclusory statements. Please note that we may have additional comments based on your response. Alternatively, in view of counsel's assessment in its January 29, 2009 letter of the likelihood that COAC might engage in any such transactions, you may wish to delete the subject language from the proxy statement/prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 or Terence O'Brien, accounting branch chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: David Alan Miller, Esq. (Via Facsimile 212-818-8881)